October 26, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

ATTN: Karl Hiller

Branch Chief

Re:Epsilon Energy Ltd.

Form 10-K for the Fiscal Year ended December 31, 2021

Filed March 24, 2022

File No. 001-38770

Dear Mr. Hiller,

Below you will find our responses to your letter dated August 23, 2022.  Please let us know if you have any additional questions/comments.

Business Properties, page 6

1.	We note your disclosure of gross and net productive wells is not provided separately by oil and gas wells. Please revise your filing as necessary to comply with the requirements in Item 1208(a) of Regulation S-K.

Oil and Natural Gas Production and Revenues and Gathering System Revenues, page 7

2. We note your disclosure of annual production volumes and average sales prices appears to aggregate oil with natural gas liquids into a single combined figure. Please revise your presentation to provide separate disclosure by final product sold to comply with Item 1204(a) of Regulation S-K.

Epsilon Energy USA, Inc. 16945 Northchase Drive, Suite 1610 Houston, Texas 77060 Phone: 281.670.0002 Fax: 281.668.0985	PLEASE DIRECT ALL CORRESPONDENCE TO THE HOUSTON OFFICE.	Epsilon Energy Ltd. 14505 Bannister Road SE Suite 300 Calgary, AB T2X 3J3

3. Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Internal Controls Over Reserves Estimation Process..., page 8

4. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.

Epsilon Energy USA, Inc. 16945 Northchase Drive, Suite 1610 Houston, Texas 77060 Phone: 281.670.0002 Fax: 281.668.0985	PLEASE DIRECT ALL CORRESPONDENCE TO THE HOUSTON OFFICE.	Epsilon Energy Ltd. 14505 Bannister Road SE Suite 300 Calgary, AB T2X 3J3

Proved Reserves, page 8

5. We note that your discussion of the changes in proved undeveloped reserves appears to be limited to the net quantities converted to proved developed reserves.

Please expand your disclosure to separately identify and quantify all material factors underlying the overall change in net quantities, as may include conversions, extensions and discoveries, divestitures and acquisitions, improved recovery, and revisions to the previous estimates, so that the overall change in net reserve quantities between periods is fully reconciled and explained to comply with Item 1203(b) of Regulation S-K.

If two or more unrelated factors, including offsetting factors, contribute to the overall change, please separately identify and quantify the change attributable to each factor. For example, disclosures of revisions in previous estimates should address changes in commodity prices, costs, property interest adjustments, well performance, type well forecasts, unsuccessful or uneconomic proved undeveloped locations, and the removal of proved undeveloped locations due to changes in a previously adopted development plan.

Response: with respect to the discussion of the changes in proved undeveloped reserves appearing to be limited to the net quantities converted to proved developed reserves, the disclosure will be expanded to include the below;

Epsilon Energy USA, Inc. 16945 Northchase Drive, Suite 1610 Houston, Texas 77060 Phone: 281.670.0002 Fax: 281.668.0985	PLEASE DIRECT ALL CORRESPONDENCE TO THE HOUSTON OFFICE.	Epsilon Energy Ltd. 14505 Bannister Road SE Suite 300 Calgary, AB T2X 3J3

Notes related of changes from prior year:

(1)	Revisions of previous estimates primarily attributable to changes in commodity prices
(2)	Increases to extensions & discoveries due mainly to changes to the previously adopted development plan

Please similarly revise your disclosures on page 71, regarding changes in the net quantities of total proved reserves due to revisions of previous estimates, to comply with FASB ASC 932-235-50-5.

Response: With respect to the discussion of the changes in proved undeveloped reserves appearing to be limited to the net quantities converted to proved developed reserves, the disclosure will be expanded to include the below;

Epsilon Energy USA, Inc. 16945 Northchase Drive, Suite 1610 Houston, Texas 77060 Phone: 281.670.0002 Fax: 281.668.0985	PLEASE DIRECT ALL CORRESPONDENCE TO THE HOUSTON OFFICE.	Epsilon Energy Ltd. 14505 Bannister Road SE Suite 300 Calgary, AB T2X 3J3

Notes related of changes from prior year:

(1)	Revisions of previous estimates primarily attributable to changes in commodity prices
(2)	Increases to extensions & discoveries due mainly to changes to the previously adopted development plan

6. Your disclosure of capital expenditures associated with converting year-end 2020 proved undeveloped reserves during 2021 appears to be limited to costs spent in Pennsylvania. Please expand your disclosure to similarly quantify the capital expenditures spent in Oklahoma. Alternatively, you may disclose total capital expenditures incurred during the year to convert proved undeveloped reserves to developed reserves.

Refer to the disclosure requirements in Item 1203(c) of Regulation S-K.

(See response to Item #7)

7. Please expand the disclosure of your drilling activity to include the numbers of productive and dry development wells drilled during fiscal 2020 and to specify the number of dry development wells drilled during fiscal 2021, or to clarify if there were none.

Refer to the disclosure requirements in Item 1205(a) of Regulation S-K.

Epsilon Energy USA, Inc. 16945 Northchase Drive, Suite 1610 Houston, Texas 77060 Phone: 281.670.0002 Fax: 281.668.0985	PLEASE DIRECT ALL CORRESPONDENCE TO THE HOUSTON OFFICE.	Epsilon Energy Ltd. 14505 Bannister Road SE Suite 300 Calgary, AB T2X 3J3

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

8. We note that you provide risk factor disclosures on page 25 concerning the importance of obtaining new supplies of natural gas in order to maintain throughput in the gathering system and compression facility, as production from existing wells naturally declines.

You indicate that if utilization rates decline, the cost-of-service model that applies until 2026 could result in a non-competitive gathering rate, having the effect of further reducing throughput and causing utilization of the gathering system to become uneconomic. We understand that the gathering rates are reset annually, based on historical and forecast throughput, revenue, operating expenses and capital expenditures.

We also note that you provide property related disclosure on page 8, explaining that the compression facility has a design capacity of 330 MMcf per day, and that natural gas quantities delivered over the gathering system during 2021 and 2020 were 173 MMcf per day and 190 MMcf per day, respectively, indicating utilization of the system had declined to about 52% during 2021 from about 58% during 2020.

As you previously reported that quantities delivered during 2019 and 2018 were 241 MMcf per day and 274 MMcf per day, respectively, utilization during 2020 appears to have also represented a decline from about 73% during 2019, and a decline from about 83% in 2018, exhibiting a four-year downward trend in utilization.

Please expand your disclosures in MD&A to address utilization and the reasonably likely effects of changes in utilization of the gathering system on your liquidity and results of operations to comply with Item 303(b)(1)(i) and Item 303(b)(2)(ii) of Regulation S-K.

Epsilon Energy USA, Inc. 16945 Northchase Drive, Suite 1610 Houston, Texas 77060 Phone: 281.670.0002 Fax: 281.668.0985	PLEASE DIRECT ALL CORRESPONDENCE TO THE HOUSTON OFFICE.	Epsilon Energy Ltd. 14505 Bannister Road SE Suite 300 Calgary, AB T2X 3J3

In conjunction with the foregoing, please address the following points.

• Explain how present utilization compares to the levels at which the system may become uneconomic based on the current economic environment and your expectations, and disclose the timeframe when this may occur based on your expectations or the trend established over the last four years.

Response:  The Auburn compression facility capacity is 220 MMcf/d, down from 330 MMcf/d due to a planned reduction in suction pressure which occurred in 2020. Despite the 37% decline in facility throughput from 2018 to 2021, the utilization rate of the Auburn compression facility declined only 4% from approximately 83% to 79%.

This decline in facility throughput was offset by higher compression fees and a higher average gathering rate due to a lower percentage mix of third-party volumes.

The Company estimates the current Anchor Shipper utilization rates would have to decline to below 20% to render the system uneconomic using the 2021 SEC price deck for natural gas pricing.

• Explain how your expectation for throughput in future periods compares to the trend exhibited by volumes delivered through the system during the last four years, and if your outlook differs disclose your rationale, assumptions, and related plans.

Response:  The table above illustrates that the majority of the decline in volumes from 2018 to 2021 was third-party gas which generates 75% less revenue for the Auburn gas gathering system than Anchor Shipper gas.

Anchor Shipper volumes delivered through Auburn GGS from 2018 through 6/30/22 were 242 Bcf. The current development plan forecasts 258 Bcf of Anchor Shipper gas to be delivered from 7/1/2022 through 2026.

While the Company does not expect future third-party volumes to return to 2018 levels, the Company does expect to continue to receive material volumes.

• Indicate the extent to which the system throughput and utilization levels disclosed are based on production from your properties, as opposed to production attributed to other parties or production that you have acquired, and describe your expectations for any material change in your proportionate volumes.

Response: The allocation of throughput between Anchor Shippers and third-parties is included in the table above. The Company’s expectations for Anchor Shipper gas from 7/1/22 through 2026 is 258 Bcf. The Company does expect the Auburn GGS to continue to receive material third-party volumes in future years.

Epsilon Energy USA, Inc. 16945 Northchase Drive, Suite 1610 Houston, Texas 77060 Phone: 281.670.0002 Fax: 281.668.0985	PLEASE DIRECT ALL CORRESPONDENCE TO THE HOUSTON OFFICE.	Epsilon Energy Ltd. 14505 Bannister Road SE Suite 300 Calgary, AB T2X 3J3

• Disclose the gathering rates for each period and indicate the extent to which changes in the rates are attributed to differences between actual throughput and actual results, compared to the corresponding inputs previously forecasted, as opposed to changes in forecasted figures for the remaining future periods.

• Identify any alternative means of sustaining production from your properties in the event that the gathering system becomes uneconomic.

Response: The Auburn GGS is critical to sustaining production from Epsilon’s properties. The Company cannot foresee an alternative to the system in the unlikely event the gathering system becomes uneconomic.

In this scenario, the Auburn GGS owners and shippers would likely transition away from the cost-of-service calculation to a negotiated competitive fixed rate which would allow for the economic development of the natural gas reserves. This could result in an impairment charge to the Company’s ownership in the Auburn GGS.

Supplemental Information to Consolidated Financial Statements (Unaudited)

Net Proved Reserve Summary, page 71

9. We note that the production figures shown in the reserves reconciliation for the year ended December 31, 2020 appear to be inconsistent with the comparable production information provided elsewhere in your filing.

For example, disclosure on page 7 indicates natural gas and oil/natural gas liquids production during 2020 of 11,204 MMcf and 14.9 MBbl, while disclosure on page 71 indicates production during 2020 of 11,252 MMcf for natural gas, 0 MBbls for natural gas liquids, and 7 MBbls for oil. We also note that the production volumes used in the reserves reconciliation for the year ended December 31, 2021 on page 71 appear as a positive value with the illogical effect of increasing reserves for the year.

Please submit the revisions that you propose to address these concerns, including a summary of all corrections required for each period, and an explanation of effects on other line items requiring adjustment to properly reconcile the overall change in reserves.

(See response to Item #5)

/s/
Sincerely,
/s/ Andrew Williamson
Andrew Williamson
Chief Financial Officer

Epsilon Energy USA, Inc. 16945 Northchase Drive, Suite 1610 Houston, Texas 77060 Phone: 281.670.0002 Fax: 281.668.0985	PLEASE DIRECT ALL CORRESPONDENCE TO THE HOUSTON OFFICE.	Epsilon Energy Ltd. 14505 Bannister Road SE Suite 300 Calgary, AB T2X 3J3